 Exhibit 99.1

News Release

B2Gold Announces the Launch of its Namibian Rhino Gold Bar Campaign in North America
to Support the Conservation and Protection of the Critically Endangered Black Rhinos

Vancouver, BC, July 28, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the launch of its Namibian Rhino Gold Bar campaign in North America to help support the conservation and protection of the critically endangered black rhinos, and the community-based rhino rangers and trackers who protect the rhinos, in Namibia, Southern Africa. This announcement coincides with the International Ranger Federation’s (“IRF”) World Ranger Day, which takes place annually on July 31.

World Ranger Day was established on the 15th anniversary of the founding of the IRF and has been observed globally since 2007. The day, which is promoted through the IRF’s Thin Green Line Foundation and sanctioned and supported by global members of the International Union for Conservation of Nature, recognizes and celebrates rangers who are at the forefront of conservation efforts around the world by protecting natural and cultural resources. It also commemorates rangers that are injured or killed in the line of duty.

Due to poaching, driven by the illegal rhino horn trade, over 1,000 wild rhinos are killed for their horns in Africa each year. The northwest of Namibia is home to the last and largest population of free-roaming black rhinos in the world, but with fewer than 5,630 black rhinos left in the wild, the need for rhino conservation and protection has never been so critical. At the current rate, it is predicted that black rhinos will be extinct within a decade.

One of the key challenges for successful conservation and protection of the black rhinos is that they live in a rural area that covers 25,000 square kilometres with no national park status, few roads and little control as to who can access the area. The monitoring and safety of this population of black rhinos is attributed to the commitment of organizations – such as Save the Rhino Trust Namibia (“SRT”), Integrated Rural Development and Nature Conservation (“IRDNC”) and Rhino Rangers – and local communities that continue to dedicate their lives to protecting the rhinos. In addition to the vast size and remoteness of the rhino range area, rhino rangers and trackers are faced with several other challenges in the field, including tackling dangerous terrain, dealing with a harsh climate and being continually threatened by poachers.

More recently, the biggest challenge to the success of black rhino conservation and protection is the impact of the COVID-19 pandemic. Organizations such as SRT and IRDNC, which provide critical field-based support to rhino rangers and trackers, have had their budgets slashed as international donors have had to pass along cuts to their own budgets due to the pandemic. The pandemic has also generated significant job losses in urban areas and created an influx of people migrating back to their extended families in rural areas, putting increased pressure on natural resources and ultimately resulting in an increase in poaching. Furthermore, a number of areas within the rhino range have been left exposed by the lack of tourists because of the pandemic, which now require extra patrolling efforts by SRT, IRDNC and Rhino Rangers. In turn, this leads to a need for increased resources at a time when conservation funding is being cut. Rhino tracking has been central to tourism development in the region and has provided local jobs and a source of income for local communities. However, the knock-on effect of the pandemic in terms of job security and the protection of the black rhinos is potentially devastating for a region that has worked so hard to develop a rhino-based economy.

Through its groundbreaking donation of 1,000 ounces of gold (valued at approximately US$1.9 million (as at July 28, 2020)) from its Otjikoto Mine in northcentral Namibia, B2Gold has produced 1,000 limited edition Namibian Rhino Gold Bars in various sizes. To celebrate the launch of the campaign in North America, 400 one-ounce gold bars will go on sale on Kitco Metals’ (“Kitco”) retail website on July 31. Kitco, one of the world's premier retailers of precious metals, has generously agreed to process these transactions (on behalf of B2Gold) at cost to further benefit black rhino conservation and protection efforts in Namibia and local communities whose livelihoods depend on the survival of the species. Each one-ounce bar is available for purchase at the spot price of gold plus a 15% conservation premium.

The 15% premium is a way to extend the positive impact of each gold bar sold in support of rangers, trackers, and black rhino conservation and protection. It will be used to fund the future production of more gold bars, or gold medallions, the second limited edition of which will be distinctly different from the first mintage, ensuring that this initiative remains self-sustaining. “Poaching and the illegal trafficking of animals and their parts is a scourge that takes place around the world and must be stopped,” said B2Gold’s President & CEO, Clive Johnson. “In Namibia, where we work closely with our employees, local suppliers, business partners, the government and non-governmental organizations in so many ways, our collaborative vision for the Rhino Gold Bar was to put a new and innovative funding mechanism for conservation in place that we could all be proud of,” Johnson said. “Every gold bar purchased helps to combat poaching – by supporting rhino rangers and trackers, which in turn, supports their families and empowers communities to help save a species on the verge of extinction. This is an example of using one precious resource, gold mined in Namibia, to protect another – the world’s critically endangered black rhino population – now and for generations to come.”

The gold bars feature symbols of hope for the future of the black rhinos. With a striking image of a rhino mother and calf on the back, and an iconic image of Namibia, the Namib Desert, on the front, the gold bars are presented in a box made of sustainably harvested material. Purchasers of the gold bars will receive ongoing information and updates from the Rhino Gold Bar Advisory Committee (“the Committee”) as to how their investment is helping to redefine conservation financing and how funds are being used to save the black rhinos from extinction.

Proceeds from the sale of the first 600 gold bars to Namibian and African purchasers have been managed and distributed by the Committee, which includes representatives from B2Gold, SRT, IRDNC, the Namibia Chamber of Environment, and the Namibia Ministry of Environment, Forestry and Tourism. Funds have been allocated to help counteract the impact of the pandemic by providing salaries to keep rhino rangers and trackers in the field for the next 12 months; maintaining adequate patrol levels to diminish the threat of poaching and sustain population growth; raising awareness about the importance of black rhino conservation to reinforce community support; and upgrading communication systems to ensure the rapid response of rhino rangers and trackers during a crisis situation.

Proceeds from the sale of the 400 gold bars in North America will continue to be managed and distributed by the Committee. Significant funding will continue to provide long-term sustainable financing for black rhino conservation and protection, ensuring that community-driven efforts by the rural communities, for whom the protection of rhinos is their birthright, continues, as well as securing the future for a rhino-based economy.

Recognizing the importance of this groundbreaking creative conservation and philanthropic initiative, Simson Uri-Khob, SRT’s CEO, said: “The timing of the Rhino Gold Bar campaign in North America could not be better as COVID-19 has impacted conservation funding and plunged the world’s remaining wild rhinos into serious risk. As we mark World Ranger Day, we aspire for the healing of our people and our planet. B2Gold’s support for sustainable, community-backed rhino conservation and protection allows us to not only dream of a better world, but to plan for it.”

B2Gold’s Vision and Values

B2Gold is a responsible mining company that demonstrates leadership by going beyond industry standards and continuing to raise the bar on its own performance. The Company’s principles of fairness, respect, transparency and accountability are part of its corporate culture and are applied globally across its corporate social responsibility projects. Not only is B2Gold committed to minimizing its impact on the land in countries in which the Company operates, it also invests in projects that have nothing to do with mining and everything to do with the protection of the planet and the quality of life for future generations.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, and numerous exploration and development projects in various countries. In 2020, B2Gold forecasts consolidated gold production of between 1,000,000 and 1,055,000 ounces.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales; and the impact of the COVID-19 pandemic on B2Gold's operations; statements regarding activities or achievements of B2Gold including, without limitation: the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors relating to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.